Issuer Free Writing Prospectus dated January 5, 2023

Relating to Preliminary Prospectus dated January 4, 2023

Filed pursuant to Rule 433
Registration No. 333-265400

# BIOLIFE4D

Build a Heart. Save a life.

# Free Writing Prospectus Statement

- This presentation highlights basic information about BioLife4D Corporation ("BioLife4D") and its proposed offering. Because this presentation is a summary, it does not contain all of the information that you should consider before investing. BioLife4D has filed with the United States Securities and Exchange Commission (the "SEC") a registration statement (including a prospectus) for the offering to which this presentation relates, but such registration statement has not yet been declared effective. Before you invest, you should read the prospectus in that registration statement, including the risk factors therein, and the documents incorporated by reference or filed as exhibits to the registration statement for more complete information about BioLife4D and its offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from Aegis Capital Corp., Prospectus Department, 810 7th Ave, 18th Floor, New York, NY 10019, telephone: (212) 813-1010 or email: prospectus@aegiscap.com. A copy of BioLife4D's registration statement, including the preliminary prospectus therein, is available at: https://sec.report/CIK/0001714919.

- This presentation does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

# Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this presentation are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of our proposed products and any potential future financial results. Our forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "intend," "anticipate," "potential," "plan," "goal," "foresee," "likely," "target," "may," "should," "could," or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this presentation speak only as of the date of this presentation was prepared and we disclaim any obligation to update these statements unless required by law. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies, and uncertainties, most of which are difficult to predict and beyond our control.

# Summary of Risks

The following factors, among others, may cause our actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by these forward-looking statements:

- We may incur losses over the next several years and may never achieve or maintain profitability. These factors raise substantial doubt about our ability to continue as a going concern absent obtaining significant additional funding. Since inception, we have incurred significant net losses and may continue to incur net losses in the future.
- There is no guarantee that we will ever realize any significant operating revenues or that our operations will ever be profitable. Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses or service our indebtedness.
- We are attempting to bioengineer human hearts using 3D printing for testing purposes and possible transplantation into humans, which has never been done and may not be possible.
- The regulatory approval process of the FDA, other regulatory bodies, and similar foreign authorities is lengthy, expensive, time consuming, and inherently unpredictable.
- Device development involves a lengthy and expensive process with uncertain timelines and outcomes, and results of earlier studies may not be predictive of future study results. If the development of our 3D bioprinted organs is unsuccessful or delayed, we may be unable to obtain required regulatory approvals and we may be unable to commercialize our proposed products on a timely basis, if at all.
- We rely on a third party to conduct our research and development. If the third-party relationship is terminated or if the third party does not successfully carry out its contractual duties, meet rigorously enforced regulatory standards or meet expected deadlines, we may be unable to complete such study on time, obtain regulatory approval for or commercialize our products, which could force us to delay, limit, reduce or terminate our product development program, future commercialization efforts or other operations.
- 3D printed organs may fail once transplanted into patients causing serious injury or death to the patients, leading to lawsuits and bad publicity.
- We rely in part upon trade secret protection to protect our intellectual property; it may be difficult and costly to protect our proprietary rights and we may not be able to ensure its protection.
- We operate in a field of rapid technological change and if we are unable to keep current with technology changes such as other options for heart transplant patients, our commercialization efforts may be negatively impacted.
- We face competition in our market from various large and small companies, most of which have greater financial, research and development, production, and other resources than us.
- There are currently no definitive regulatory requirements on the sale or use of 3D bioprinted organs which creates uncertainty for our planned operations.
- The extent to which the COVID-19 pandemic impacts our results and operations will depend on future developments that are highly uncertain and cannot be predicted.

Additional risks discussed in the Risk Factors section of our Prospectus filed with the Securities and Exchange Commission (the "SEC") on January 4, 2023 as such risk factors may be updated from time to time in our periodic filings with the SEC, all of which are accessible on the SEC's website at http://www.sec.gov. We operate in a rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on forward-looking statements contained herein. You should read this presentation and the documents we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Intellectual Property Disclosure This presentation contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names herein, including logos, artwork, and other visual displays, appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend the use or display of other companies' trade names or trademarks to imply a relationship with or endorsement from us.

# Market Opportunity

- Cardiovascular disease is the **#1** cause of death globally(1)
- Cardiovascular disease causes **one-third** of all deaths worldwide(2)
- Cardiovascular disease takes more lives than every type of cancer combined(3)
- In the U.S., every **36 seconds** someone dies of cardiovascular disease that could have potentially been treated by tissue regeneration or replacement(4)
- Due primarily to the lack of viable donor organs, only about **3,500** heart transplants take place in the U.S. each year and only **5,000** globally(5)
- 2030 global cost of cardiac disease is set to rise to **$818 billion**(6)

# Who Is BIOLIFE4D?

**BIOLIFE4D** is an emerging biotech company focused on leveraging advances in life sciences, bioengineering, computational medicine, and additive manufacturing technologies to 3D bioprint viable human cardiac components. BIOLIFE4D is committed to perfecting the technology to make viable organ replacement an accessible and affordable reality.

**With BIOLIFE4D**, a patient-specific, fully functioning heart may be created through 3D bioprinting using the patient's own cells which should not only address the tremendous lack of supply of donor organs but could also solve the significant challenges associated with existing transplant methods which include organ rejection and the need for extensive immunosuppressant therapy.

**BIOLIFE4D** anticipates introducing the first functional mini-heart to the market in late 2023/early 2024 which the Company expects could become the new standard used in pharmaceutical screening and research.

**BIOLIFE4D's** long-term objective is to provide viable options to millions of people globally who suffer from heart disease and currently have little or no available options, ultimately giving the gift of time.

# BIOLIFE4D Bioengineering Process


BIOLIFE4D

# iPS Cell Culture


DAY 1
0 µm 250
DAY 3
0 µm 250
DAY 4
0 µm 250
DAY 5
0 µm 250
DAY 6
0 µm 250
DAY 8
0 µm 250

# Beating iPS Derived Cardiac Cells



# Multiple Opportunities for Potential Commercialization
# —Subject to FDA Approval—



Internal View of the Heart
Aorta(arch)
Pulmonary valve
Pulmonary arteries
Pulmonary veins
Left atrium
Right atrium
Mitral valve
Tricuspid value
Right ventricle
Aortic Valve
Left ventricle

# Addressable Markets

Each milestone in BIOLIFE4D's pipeline represents a unique commercialization opportunity completely independent of each other. Estimated markets which our technology could potentially address include:

- **Human Mini-Heart: Testing** — **Market: $5B+**(7)
- **Cardiac Patch: Heart Repair** — **Market: $3B+**(8)
- **Vascular Graft: Heart Bypass** — **Market: $3B+**(9)
- **Heart Valves: Valves Replacements** — **Market: $8B+**(10)
- **Full-Size Human Heart: Transplantation** — **Market: $15B+**(11)

-Subject to FDA approval-

# Robust Proposed Product Pipeline

**Mini-Heart:**

- Market applications: Improve cardiac toxicology and predictive models of pharmacological agents
- Reducing the current need for animal testing/experimentation
- BIOLIFE4D completed proof of concept "mini" human heart; expected commercialization in late 2023/early 2024
- No FDA approval necessary for initial commercialization

**Cardiac Patch:**

- Bioprint a patient-specific vascularized and conducting 3D cardiac patch using human iPS cells
- Cardiac Patch applications: augment/support contractile of the heart after myocardial infarction and increase ejection fraction of the injured heart
- BIOLIFE4D completed proof-of-concept human cardiac patch
- Planned strategic partnership(s) with established pharmaceutical company(ies) to lead or support agency approval

# Robust Proposed Product Pipeline

## Small Diameter Vascular Graft:

- A tri-layer tubular graft with vascular endothelial cells, smooth muscle cells and fibroblasts, with functional properties matched to coronary arteries providing alternative to inert materials
- Planned strategic partnership(s) with established pharmaceutical company(ies) to lead or support agency approval

## Mitral and Aortic Heart Valves:

- A tri-layer 3D bioprinted valve populated with endothelial cells and interstitial cells derived from human iPS cells. Alternatives to mechanical or biological valves associated with a risk of infections and thromboembolism (i.e., blood clot)
- Planned strategic partnership(s) with established medical device company(ies) to lead or support agency approval

## Full Heart:

- Ultimate objective is 3D bioprinting life-size human hearts viable for transplantation using a patient’s own cells, subject to FDA approval
- May reduce the need for donor organs for transplantation
- May reduce the risk of organ rejection and the need for immunosuppressant therapy (and its side effects) by utilizing the patient’s own cells
- May increase patient longevity and quality of life

# Mini-Heart is 1st in Our Proposed Pipeline

**3D Bioprinted Mini-Heart is based on the geometry of a human heart and may be used for cardiac toxicity testing in drug and vaccine development:**

- Because it is engineered using human cells, it could provide a better predictive model than currently used animal hearts
- May reduce the number of false positive tests
- May decrease the need for animal testing
- No FDA approval necessary for commercialization
- Could provide a substantial liquidity event in the short-term
- Estimated time to market — late 2023, early 2024
- Target Market: Big-Pharma and Clinical Research Organizations



# Bioprinted Mini-Hearts







# Bioprinted Cardiac Tissues

### Bioprinted Cardiac Patch


15 mm
16
mm

### Bioprinted Aortic Valves



### Bioprinted Vascular Grafts



# iPS Derived Cardiac Patch



# World Class Science Team



**Dr. Ravi Birla**
**Sr Science Director**
Associate Director at the Department of Stem Cell Engineering at Texas Heart Institute

Texas Heart Institute
Tulane University
University of Houston
University of Michigan



**Dr. Jeffrey Morgan**
**Chief Medical Officer**

Cardiac Surgeon, Surgical Director Mechanical Circulatory Support and Heart Transplant, Sheba Medical Center, Tel Aviv, Israel

BCM
Texas Heart Institute
New York University

---



**Dr. Ibrahim Ozbolat**

Associate Professor of Engineering Science and Mechanics in the Biomedical Engineering Department at Penn State University

PennState
University at Buffalo



**Dr. Sean Palecek**

Professor of Chemical and Biological Engineering at the University of Wisconsin

Wisconsin
Massachusetts Institute of Technology



**Dr. Shayn Peirce-Cottler**

Professor of Biomedical Engineering at the University of Virginia and Principal Investor at the Peirce-Cottler Laboratory

University of Virginia
Johns Hopkins University

---



**Dr. Raimond Winslow**
Director of the Institute for Computational Medicine and Professor of Biomedical Engineering at Johns Hopkins University

Johns Hopkins University
Washington University in St. Louis
WPI



**Dr. Janet Zoldan**
Assistant Professor of Biomedical Engineering at the University of Texas at Austin and Principal Investigator at the Zoldan Group

Texas
Massachusetts Institute of Technology

# Strategic Partnerships

## Chicago

Northwestern University

Northwestern Memorial Hospital

University of Chicago

University of Illinois, Chicago

Argonne National Laboratories

Johnson & Johnson

INNOVATION | JLABS

## Houston

Baylor College of Medicine

Baylor

Rice

THE UNIVERSITY OF TEXAS MD Anderson Cancer Center

MD Anderson

UT Health

HOUSTON Methodist LEADING MEDICINE

Methodist

**Note: These strategic partnerships provide BIOLIFE4D access to and use of these research institutions' core research facilities, equipment and core personnel expertise.**

# Terms of the Offering

- **Issuer:** BIOLIFE4D CORPORATION
- **Offering Type:** Initial Public Offering
- **Underwriters:** Aegis Capital Corp — Bookrunning Manager
- **Price Range:** $5.20 - $7.20
- **Units Offered**: Up To 3,627,053 Common Units, each consisting of one share of common stock and two warrants to each purchase one share of common stock*
- **Gross Proceeds:** At Least $15,000,000
- **Listing Symbol:** Nasdaq SAVU (common stock) and SAVUW (warrants)
- **Pre-Offering Shares Issued and Outstanding:** 3,612,354 shares of common stock
- **Use of Proceeds:**

| | |
|---|---|
| • Raw Materials | $6,000,000 |
| • Lab Equipment | $4,200,000 |
| • Laboratory Expenses and Testing | $2,800,000 |
| • Working Capital | $2,528,833 |
| • SG&A Expenses | $2,000,000 |
| • Repayment of Working Capital Loan | $1,600,000 |
| • Compliance | $1,000,000 |

# BIOLIFE4D Cap Table

- Shares outstanding (Pre-IPO): 3,612,354
- Over 79% of the current outstanding stock is owned by Directors and executive officers.
- Of the 3,612,354 shares currently issued, over 95% of these shares are subject to restrictions (majority of which include a 180 day lock-up).

# BIOLIFE4D Financial Statements

Biolife4D Corp.

Statement of Operations (Unaudited)

| | Three Months Ended September 30, | | Nine Months ended September 30, | |
|---|---|---|---|---|
| | 2022 | 2021 | 2022 | 2021 |
| Expenses | | | | |
| General and administrative | $ 496,004 | $ 296,146 | $ 1,688,462 | $ 764,261 |
| Depreciation and amortization | 2,656 | 2,031 | 7,967 | 6,093 |
| Research and development | 231,272 | 500,913 | 682,409 | 684,553 |
| Net operating loss | $ (729,932) | $ (799,090) | $ (2,378,838) | $ (1,454,907) |

# BIOLIFE4D

## Why Invest:

- To have a profound impact on humanity; potentially prolonging and saving millions of lives while improving the quality of life of patients suffering from cardiovascular disease
- Re-balance the supply/demand challenge in cardiovascular disease and transplantation
- Potential to significantly reduce costs to the healthcare system
- Providing significant multidisciplinary job opportunities
- Decrease the number of animals sacrificed for FDA approval of novel drugs/therapies
- Provide better predictive model of cardiotoxicity for new drug/vaccine development
- **Significant potential revenue generation from each of multiple market opportunities**
  - Proposed Robust Pipeline of multiple commercialization market opportunities
  - Initial commercialization of mini-heart does not yet need regulatory approval and thus is short-term to market

# Endnotes:

- (1) Mortality in the United States, 2020, NCHS Data Brief No. 427, December 2021
- (2) Roth Gregory, Global, Regional, and National Burden of Cardiovascular Diseases for 10 Causes, Burden of Cardiovascular Disease Causes One Third of Deaths Worldwide, 1990 to 2015. *Journal of the American College of Cardiology*, May 2017
- (3) Murphy SL Xu JQ, , Kochanek KD, Arias E: Mortality in the United States, 2020: NCHS Data Brief No. 427, Centers for Disease Control and Prevention December 2021
- (4) Roger V, Go A, Lloyd-Jones D, Benjamin E, et al. Heart Disease and Stroke Statistics–2012 Update. *Circ*. 2012; 125(1): e2-e220.
- (5) Taylor DO, Edwards LB, Boucek MM, et al. Registry of the International Society for Heart and Lung Transplantation: twenty-fourth official adult heart transplant report--2007. J Heart Lung Transplant 2007; 26:769.
- (6) Go A Mozaffarian D, Roger V, Benjamin E, et al. Executive Summary: Heart disease and stroke statistics—2014 update. *Circulation*. 2014; 129: e28-e292
- (7) Research and Markets Global ADME-Toxicology Testing Market 2021-2027 - Growth Momentum Shifts Away from In Vivo Technologies; In Vitro Technologies to Lead the Charge, September 13, 2021
- (8) Grandview Research: Cardiovascular and Soft Tissue Repair Patches Market Size, Share & Trend Analysis Report By Application (Cardiac Repair, Vascular Repair, Pericardial Repair, Dural Repair, Soft Tissue Repair) 2022 – 2030; Report ID: 978-1-68038-677-6, Number of Pages: 125, Historical Range: 2016 – 2020: February 2022
- (9) Report Linker: Global Vascular Grafts Industry: reportlinker, p05896475: February 2022: 481 pages
- (10) Transparency Markets: Heart Valve Devices Market (Type: Mechanical Heart Valve, Biological Heart Valve, and Transcatheter Aortic Valve) - Global Industry Analysis, Size, Share, Growth, Trends, and Forecast, 2022-2031: Healthcare: TMRGL486: 243 Pages
- (11) Heart Transplant Market - Global Growth, Trends and Forecast (2022 - 2027) By Types, By Application, By Regions and By Key Players: SynCardia Systems, HeartWare International, Apaxis Medical: 14 March 2022, 134 Pages

BIOLIFE4D

Build a Heart. Save a life.

318 Half Day Road, Suite 201 | Buffalo Grove, IL 60089
contact@biolife4d.com | www.biolife4d.com | 224-602-9569